Exhibit 99.1
                                                                  ------------


THESE CONSOLIDATED FINANCIAL STATEMENTS PRESENT THE DISCLOSURE AND MEASUREMENT DIFFERENCES WHICH WOULD BE REQUIRED IF THESE FINANCIAL STATEMENTS HAD BEEN PREPARED IN ACCORDANCE WITH U.S. GAAP.

        CORRIENTE RESOURCES INC.

        (An Exploration Stage Enterprise)

          o   Auditor Review
          o   Interim Consolidated Financial Statements

        September 30, 2005

        (Unaudited)
        (expressed in Canadian dollars)

                                 AUDITOR REVIEW



                                                            November 9, 2005


To the Shareholders of
Corriente Resources Inc.


The company's auditors have not reviewed the unaudited financial statements and accompanying financial information contained in the company's interim report for the period ended September 30, 2005.





"Darryl F. Jones"
-----------------------
Darryl F. Jones, CA
Chief Financial Officer

Chairman's Message to Shareholders

Our main focus for the past quarter has been the completion of the optimization work on the Mirador Project. The project has had over 50% more drill holes completed since the Feasibility Study was released in April earlier this year. This extra drilling has allowed Corriente's geological staff to construct a much more accurate 3-D geological model that reduces dilution by low grade zones and should reduce the amount of inferred tonnage within the pit model, thereby increasing our indicated tonnage. Additionally, this work should significantly improve our Mirador economic model and will lead to the establishment of a Development Plan at Mirador that will guide our project through the financing and construction phases over the next two years. Results of the optimization work will be released during the next quarter as they become available.

The Mirador Environmental Impact Assessment is nearing completion and we plan to submit the finished EIA to the government authorities following a community consultation process during the next quarter. Review and approval of the EIA is targeted for the first quarter of 2006. The company continues to have good relations and support for the project within the local communities around Mirador. This support base has been slowly built up through the company's community relations work over the past ten years.

In mid-September, Mr. Tom Milner was appointed as President of Corriente and will be responsible for the execution of the Mirador Development Plan. Mr. Milner's background as a mine developer and operator will significantly enhance our execution of our strategies for advancing Corriente towards mid-tier producer status.

During the past quarter, Corriente management held discussions with several major mining companies which were focused on joint venture development of our exploration projects in the Corriente Copper Belt that are outside of Mirador. These discussions are continuing, with the objective of having parallel development take place in the Belt with the construction of our 100% owned Mirador project in the south and advanced engineering studies being carried out in Corriente's Panantza-San Carlos and surrounding exploration concessions.

On behalf of the Board,


Kenneth R. Shannon
Chairman and Chief Executive Officer

November 4, 2005

Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Balance Sheets
As at September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                  September 30,
                                                      2005        December 31,
                                                   (Unaudited)       2004
 ------------------------------------------------------------------------------

 Assets

 Current assets
 Cash and cash equivalents                      $  6,229,160    $ 12,602,827
 Marketable securities (note 10)                       9,661         554,000
 Accounts receivable and prepaid expenses            159,536         153,133
 ------------------------------------------------------------------------------
                                                   6,398,357      13,309,960

 Mineral properties (note 3)                      32,284,331      25,220,211

 Property, plant and equipment (note 4)              272,251         266,749

 Deferred power project costs (note 5)             2,748,689       1,704,662
 ------------------------------------------------------------------------------
                                                $ 41,703,628    $ 40,501,582
 ==============================================================================

 Liabilities

 Current liabilities
 Accounts payable and accrued liabilities
        (note 7)                                $    224,790    $    746,567
 -----------------------------------------------------------------------------=

 Shareholders' Equity

 Share capital (note 6 (b))                       84,420,762      83,525,397

 Options (note 6 (c))                              2,652,377       1,655,163

 Share purchase warrants (note 6 (d))                      -          96,455

 Contributed surplus                                 930,660         930,660

 Deficit accumulated during the
        exploration stage                        (46,524,961)    (46,452,660)
 -----------------------------------------------------------------------------

                                                  41,478,838      39,755,015
  -----------------------------------------------------------------------------

                                                $ 41,703,628    $ 40,501,582
 ==============================================================================


Approved by the Board of Directors

"G. Ross McDonald"      Director        "Richard P. Clark"       Director
------------------                      ------------------



             The accompanying notes are an integral part of these
                      consolidated financial statements.

Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Statements of Changes in Shareholders' Equity
For the nine months ended September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                     Estimated
                                           Common Shares             Fair Value                         Defecit
                                     --------------------------  ------------------                   Accumulated
                                         Number      Share       Options    Share                      During the      Total
                                                    Capital                Purchase    Contributed    Development    Shareholders'
                                                                           Warrants      Surplus         Stage         Equity
                                     -----------------------------------------------------------------------------------------------

Since inception:
Common shares issued for cash        24,169,872  $52,994,066     $      -   $      -     $       -   $          -    $ 52,994,066
Common shares issued for mineral
properties and settlement of debt     6,621,477    6,554,554            -          -             -              -       6,554,554
Net fair value of warrants                    -            -            -    501,051       676,407              -       1,177,458
Stock based compensation expense
on unexercised vested options                 -            -      644,665          -             -              -         644,665
Net losses since inception                    -            -            -          -             -    (45,056,506)    (45,056,506)
                                     ----------------------------------------------------------------------------------------------


Balance at December 31, 2002         30,791,349   59,548,620     644,665     501,051       676,407    (45,056,506)     16,314,237

Common shares issued for cash
pursuant to private placements        7,750,000   15,959,370           -           -             -              -      15,959,370
Common shares issued for cash
pursuant to exercise of warrants      2,239,946    2,380,513           -           -             -              -       2,380,513
Common shares issued for cash
pursuant to exercise of options         575,000      463,250           -           -             -              -         463,250
Common shares issued for mineral
property interests (note 3)             250,000      232,500           -           -             -              -         232,500
Fair value of warrants issued                 -            -           -      96,455             -              -          96,455
(note 6 (d))
Fair value of options exercised
(note 6 (c))                                  -      286,608    (286,608)          -             -              -               -
Fair value of warrants exercised              -      170,326           -    (170,326)            -              -               -
(note 6 (d))
Fair value of warrants expired
(note 6 (d))                                  -            -           -    (254,253)      254,253              -               -
Stock based compensation expense
on unexercised vested options                 -            -     762,558           -             -              -         762,558
Net loss for the year ended
December 31, 2003                             -            -           -           -             -       (682,092)       (682,092)
                                     ---------------------------------------------------------------------------------------------

Balance at December 31, 2003         41,606,295   79,041,187   1,120,614     172,927       930,660    (45,738,598)     35,526,791

Common shares issued for cash
pursuant to exercise of warrants      3,500,098    3,928,512           -           -             -              -       3,928,512
Common shares issued for cash
pursuant to exercise of options         315,000      304,350           -           -             -              -         304,350
Fair value of options exercised
(note 6 (c))                                  -      174,876    (174,876)          -             -              -               -
Fair value of warrants exercised
(note 6 (d))                                  -       76,472           -     (76,472)            -              -               -
Stock based compensation expense
on unexercised vested options                 -            -     709,424           -             -              -         709,424
Net loss for the year ended
December 31, 2004                             -            -           -           -             -       (714,062)       (714,062)
                                     ---------------------------------------------------------------------------------------------

Balance at December 31, 2004         45,421,393   83,525,397   1,655,163      96,455       930,660    (46,452,660)     39,755,015

Common shares issued for cash
pursuant to exercise of warrants        250,000      200,000           -           -             -              -         200,000
Common shares issued for cash
pursuant to exercise of options         435,000      371,850           -           -             -              -         371,850
Fair value of options exercised
(note 6 (c))                                  -      227,060    (227,060)          -             -              -               -
Fair value of warrants exercised
(note 6 (d))                                  -       96,455           -     (96,455)            -              -               -
Stock based compensation expense
on unexercised vested options                 -            -   1,224,274           -             -              -       1,224,274
Net loss for the period ended
September 30, 2005                            -            -           -           -             -        (72,301)      (72,301)
                                     ---------------------------------------------------------------------------------------------

Balance at September 30, 2005        46,106,393  $84,420,762  $2,652,377     $     -     $ 930,660   $(46,524,961)    $41,478,838
                                    ==============================================================================================


                The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Statements of Loss and Deficit
For the nine months ended September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                      Three months ended September 30,     Nine months ended September 30,
                                                               2005              2004            2005              2004
  ------------------------------------------------------------------------------------------------------------------------

 Exploration
 General exploration                                    $      10,863     $       5,000   $     19,235      $      5,000
 -------------------------------------------------------------------------------------------------------------------------

 Administration
 Stock based compensation                                   1,008,918           239,711      1,224,274           830,809
 Management fees, wages and benefits                          129,085           120,985        335,387           333,611
 Investor relations and promotion                             118,520            23,891        184,111            69,137
 Printing and shareholder information                           2,838             5,648         61,076            66,443
 Rent and utilities                                            17,441            17,909         53,466            59,290
 Insurance                                                     16,780            13,932         50,635            36,634
 Legal and accounting                                             682            11,218         42,484            50,725
 Travel                                                         3,844            11,030         42,379            57,028
 Regulatory fees                                                   75             1,075         39,320            26,735
 Office and miscellaneous                                       6,009             5,573         19,381            23,099
 Transfer agent fees                                            1,682             2,071         11,971            15,590
 Depreciation                                                   4,270             3,345         11,322            10,865
 -------------------------------------------------------------------------------------------------------------------------

                                                            1,310,144           456,388      2,075,806         1,579,966
 -------------------------------------------------------------------------------------------------------------------------

 Other
 Gain on sale of assets (notes 3 and 9)                       (88,320)                -     (1,970,320)                -
 Write-down of marketable securities (note 10)                      -                 -        176,000
 Interest income                                              (39,836)          (85,360)      (164,183)         (301,234)
 Loss (gain) on sale of marketable securities (note
       10)                                                    195,304                 -        (70,014)         (199,323)
 Foreign exchange loss (gain)                                  16,051            48,746          5,777            52,248
 -------------------------------------------------------------------------------------------------------------------------

                                                               83,199           (36,614)    (2,022,740)          (65,809)
  ------------------------------------------------------------------------------------------------------------------------

 Loss for the period                                        1,404,206           424,774         72,301         1,136,657

 Deficit - beginning of period                             45,120,755        46,450,481     46,452,660        45,738,598
 -------------------------------------------------------------------------------------------------------------------------

 Deficit - end of period                                 $ 46,524,961     $  46,875,255   $ 46,524,961      $ 46,875,255
 =========================================================================================================================

 Basic and diluted loss per share                        $       0.03     $        0.01   $       0.00      $       0.03
  ========================================================================================================================

 Weighted average number of shares outstanding             45,923,597        45,149,933     45,669,085        44,367,416
 =========================================================================================================================


               The accompanying notes are an integral part of these consolidated financial statements.


Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Statements of Cash Flows
For the nine months ended September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


                                                           Three months ended September 30,      Nine months ended September 30,
                                                                2005              2004              2005              2004
  ----------------------------------------------------------------------------------------------------------------------------

 Cash from (applied to) operating activities:
 Loss for the period                                      $ (1,404,206)      $  (424,774)      $   (72,301)      $(1,136,657)
 Items not affecting cash
       Shares received on sale of assets                             -                 -        (1,882,000)                -
       Stock-based compensation                              1,008,918           239,711         1,224,274           830,809
       Gain on sale of marketable securities                   195,304                             (70,014)         (199,323)
       Write-down of marketable securities                           -                 -           176,000                 -
       Depreciation                                              4,270             3,345            11,322            10,865
  ----------------------------------------------------------------------------------------------------------------------------

                                                              (195,714)         (181,718)         (612,719)         (494,306)
 Changes in non-cash working capital
       Accounts receivable and advances                         31,526            11,806            (6,403)           75,326
       Accounts payable and accrued liabilities               (565,576)            9,701          (521,777)          188,260
 -----------------------------------------------------------------------------------------------------------------------------
                                                              (729,764)         (160,211)       (1,140,899)         (230,720)
  ----------------------------------------------------------------------------------------------------------------------------

 Investing activities
 Mineral property costs                                     (1,871,821)       (2,382,357)       (6,937,288)       (6,587,925)
 Proceeds from sale of marketable securities                 1,501,034                 -         2,320,352           529,323
 Deferred power project costs                                  (85,924)         (655,730)       (1,044,027)         (889,050)
 Payments to acquire property, plant and equipment             (80,638)          (26,223)         (143,655)         (183,310)
------------------------------------------------------------------------------------------------------------------------------

                                                              (537,349)       (3,064,310)       (5,804,618)       (7,130,962)
  ----------------------------------------------------------------------------------------------------------------------------

 Financing activities
 Proceeds from issuance of share capital, net of
       issue costs                                             158,000            27,300           571,850         4,032,862
  ----------------------------------------------------------------------------------------------------------------------------

 Decrease in cash and cash equivalents                      (1,109,113)       (3,197,221)       (6,373,667)       (3,328,820)

 Cash and cash equivalents - beginning of period             7,338,273        18,556,430        12,602,827        18,688,029
 -----------------------------------------------------------------------------------------------------------------------------

 Cash and cash equivalents - end of period                $  6,229,160       $15,359,209       $ 6,229,160       $15,359,209
 =============================================================================================================================


 -----------------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information (note 10)

            The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2     Significant accounting policies

      Basis of presentation

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which as described in note 11, differ in certain respects from accounting principles generally accepted in the United States of America. They do not include all of the information and disclosures required by Canadian GAAP for annual audited financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the company's audited consolidated financial statements including the notes thereto for the year ended December 31, 2004.


3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


    Following is a summary of the company's deferred mineral property expenditures.


    Corriente Copper Belt                      Mirador/          Other        San Carlos      Panantza             Total
                                             Mirador Norte        (1)


    Balance December 31, 2004               $ 19,884,240      $ 1,791,875     $  64,918     $ 3,479,178       $ 25,220,211
    Option / acquisition payments                109,399                -             -               -            109,399
    Deferred exploration and                   4,855,648           25,888         6,152         124,491          5,012,179
    development costs and re-allocation
                                          ----------------------------------------------------------------------------------

    Balance June 30, 2005                     24,849,287        1,817,763        71,070       3,603,669         30,341,789
    Option / acquisition payments                182,632                -             -               -            182,632
    Deferred exploration and                   1,726,009                -        11,955          21,946          1,759,910
    development costs and re-allocation
                                          ----------------------------------------------------------------------------------
    Balance September 30, 2005              $ 26,757,928      $ 1,817,763     $  83,025     $ 3,625,615       $ 32,284,331
                                          ==================================================================================



    (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt


    Other

    In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. Over five years from the date of the sale agreement, the company was originally scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser. On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. These shares together with another 100,000 shares of the purchaser received earlier in March 2005 were subject to a regulatory hold period which expired in July 2005 (note 10). Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the remaining consideration is not reasonably assured, the foregoing payment obligation will be recorded when received.

    Corriente continues to review joint venture projects that are offered under the terms of the December, 2001 Global Exploration Alliance ("Exploration Alliance") with BHP Billiton. To keep the Exploration Alliance

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

      agreement in good standing, Corriente has agreed to allocate US$500,000 in exploration funds for future planned Exploration Alliance joint venture expenditures.

4     Property, plant and equipment

                                         Cost        Accumulated         Net
                                                     Depreciation
 -------------------------------------------------------------------------------
   Computer equipment                $   213,590    $  156,530   $    57,060
   Vehicles                              201,770        39,629       162,141
   Office furniture and equipment         71,047        57,934        13,113
   Field equipment                        50,417        20,231        30,186
   Communications equipment               18,284         8,533         9,751
 -------------------------------------------------------------------------------
                                      $  555,108    $  282,857   $   272,251
 ===============================================================================

5   Deferred power project costs

    In March 2004, the company entered into an Agreement (the Agreement) with Hidrelgen, S.A. (Hidrelgen), an associated company of Caminosca Caminos y Canales C. Limitada (collectively referred to as Caminosca), to develop, construct, and operate a 30 megawatt run-of-river hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (Sabanilla Power Project, or SPP), to supply power to Corriente's planned Mirador copper mine.

    Under the terms of the Agreement, Caminosca would contribute the results of all of its engineering design, environmental and other studies as well as any assets and rights obtained by Caminosca with respect to the SPP. Pursuant to the Agreement, Corriente was responsible for arranging for the equity and/or debt financing for the then construction and completion costs for the SPP and required completion guarantees by June 30, 2005 (as amended) or the company would lose all interest in the Project and be obligated to pay a US$ 122,500 withdrawal fee to Caminosca.

    However, as a result of unfavourable Ecuador power project financing market conditions, Corriente was unable to meet the June 30, 2005 deadline and is in negotiations with Caminosca on replacing the Agreement to better meet the parties' objectives. Notwithstanding the above, Corriente was made a 5% shareholder of Hidrelgen. Upon the conclusion or substantial completion of these negotiations, Management will determine whether the value of the company's contributions to the SPP, totalling $2,748,689 (US$2,245,000) to September 30, 2005, has been impaired, and the appropriateness of any recognition of the withdrawal fee or a writedown.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

6   Share capital

    a) Authorized
       100,000,000 common shares without par value

    b) Issued


                                                     Number of
                                                       shares         Amount

    Balance - December 31, 2004                      45,421,393   $ 83,525,397

    Issued during the period
       For cash
         Exercise of options                            235,000        213,850
         Exercise of warrants                           250,000        200,000

       For other consideration
         Fair value of options transferred on
                exercise (note 6 (c))                         -        128,868
         Fair value of warrants transferred on
                exercise (note 6 (d))                         -         96,455
    ----------------------------------------------------------------------------
    Balance - June 30, 2005                          45,906,393     84,164,570

    Issued during the period
       For cash
         Exercise of options                            200,000        158,000

       For other consideration
         Fair value of options transferred on
                exercise (note 6 (c))                         -         98,192
    ----------------------------------------------------------------------------
    Balance - September 30, 2005                     46,106,393   $ 84,420,762
    ============================================================================


    c) Stock options

    The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,895,000 are outstanding and 3,506,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 123,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


                                                                                Weighted
                                                                   Number of     average
                                                                   shares       exercise price
    --------------------------------------------------------------------------------------------
    Options outstanding - December 31, 2004                      2,390,000      $   1.46
       Granted                                                     100,000          2.15
       Exercised                                                  (235,000)         0.91
    --------------------------------------------------------------------------------------------

    Options outstanding and exercisable - June 30, 2005          2,255,000          1.55
       Granted                                                     840,000          2.53
       Exercised                                                  (200,000)         0.79
    --------------------------------------------------------------------------------------------

    Options outstanding and exercisable - September 30, 2005     2,895,000      $   1.89
    ============================================================================================

       During the period ended September 30, 2005, the company has recorded the estimated fair value of the 940,000 (2004 - 515,000) options granted plus the estimated fair value of 212,500 (2004 - Nil) options vested as stock-based compensation expense of $1,224,274 (2004 - $830,809). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.

       Risk-free interest rate                            2.71-3.78%
       Expected dividend yield                                    -
       Expected stock price volatility                        66-81%
       Expected option life in years                              3

       Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

       The fair value assigned to the stock options exercised during the periods ended September 30, 2005, December 31, 2004 and 2003 was credited to share capital.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                       Exercise                             Assigned Fair
                                          Number of       Price     Expiry dates                    Value
                                            options           $                                         $
                                       ------------- -----------  ------------------------ ----------------

     Options outstanding and
          exercisable - December 31,
          2004                           2,177,500                                              1,655,163
                                       -------------                                       ----------------

        Exercised                         (235,000)               June 6, 2005                   (128,869)
        Exercised                         (200,000)               October 9, 2005                 (98,191)
        Vested                              75,000                July 21, 2007                    97,517
        Vested                             137,500                February 9, 2007                 23,867
        Granted                            100,000                June 1, 2008                    104,251
        Granted                            540,000                July 25, 2008                   576,164
        Granted                            300,000                September 6, 2008               422,475
                                       -------------                                       ----------------
                                           717,500                                                997,214
                                       -------------                                       ----------------

     Options outstanding and
          exercisable - September 30,
          2005                           2,895,000                                              2,652,377
                                       ---------------------------------------------------------------------


The following table summarizes information about stock options outstanding and exercisable at September 30, 2005:

      Exercise               Options              Remaining
        prices       outstanding and       contractual life
                      exercisable at                (years)
                       September 30,
                                2005
    -------------------------------------------------------

       $  3.55                100,000                   1.8
          3.32                275,000                   1.4
          3.25                 40,000                   2.0
          3.16                100,000                   1.7
          2.99                300,000                   2.9
          2.27                540,000                   2.8
          2.15                100,000                   2.7
          1.28                310,000                   0.9
          1.14                 25,000                   0.4
          0.90                625,000                   0.7
          0.89                480,000                   0.8
       -----------------------------------------------------
                            2,895,000                   1.6
       =====================================================

       On June 1, 2005, the company granted options to non-management directors options to purchase 100,000 common shares at an exercise price of $2.15 per share. On July 25, 2005, the company granted options to certain employees to purchase 540,000 common shares at an exercise price of $2.27 per share. These options expire July 25, 2008. On September 6, 2005, the company granted options to an employee to

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

       purchase 300,000 common shares at an exercise price of $2.99 per share. These options expire September 6, 2008.


       d) Share purchase warrants
                                                Number of       Assigned fair
                                                warrants            value

          Balance - December 31, 2004           1,243,748       $    96,455
          Issued                                       -                 -
          Exercised                              (250,000)          (96,455)
          Expired                                (993,748)                -
       ------------------------------------------------------------------------
          Balance - September 30, 2005                  -       $         -
       ========================================================================

          No share purchase warrants were issued during the period ended September 30, 2005.

          During the nine months ended September 30, 2005, the company received proceeds of $200,000 from the exercise of 250,000 outstanding warrants to purchase shares of the company. Additionally, warrants to purchase 993,748 shares at $3.00 per share expired May 5, 2005.

7      Related party transactions and balances

       a) Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $155,800 (2004 - $166,395), $322,695 (2004 - $252,570) and $75,000 (2004 -
           $75,000), respectively, for the nine months ended September 30, 2005 in respect of administrative and technical services provided by an officer and his affiliated company. At September 30, 2005, $10,000 (2004 - $6,142) was due to this company. All amounts due are non-interest bearing.

       b) During the nine months ended September 30, 2005, the company incurred independent directors' fees of $39,000 (2004 - $38,600) of which $12,600 was due to directors at September 30, 2005 (2004 - $12,600). All amounts due are non-interest bearing.



8      Segmented information

       The company operates within a single operating segment, which is mineral exploration and development. The company's mineral property interests are in South America, as set out in note 3. Geographic segmentation of mineral properties, property, plant and equipment and deferred power project costs as at September 30, 2005 is as follows:

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


                           Mineral        Property, plant      Deferred power
                           properties     and equipment        project costs
      -----------------------------------------------------------------------

       Canada             $            -     $   50,541      $          -
       Ecuador                32,284,331        221,710         2,748,689
      -----------------------------------------------------------------------

                          $   32,284,331     $  272,251      $  2,748,689
      =======================================================================



9      Supplemental cash flow information

       During the nine month period ended September 30, 2005, the company received interest of $149,752 (2004 - $328,135).

       Cash and cash equivalents at September 30 comprise the following:


                                                         2005              2004
                                                -----------------  -------------

       Cash on hand and balances with banks     $      411,001    $     179,049
       Short-term investments                        5,818,159       15,180,160
                                                --------------------------------

                                                $    6,229,160    $  15,359,209
                                                --------------------------------


       During the periods ended September 30, 2005 and 2004, the company conducted non-cash operating, investing and financing activities as follows:


                                                          2005          2004
                                                   --------------  ------------

       Mineral properties -
                non-cash deferred exploration       $    (77,809)  $    (29,198)
                                                   ---------------  ------------

       Marketable securities received
                from sale of subsidiary company     $  1,882,000   $          -
                                                   ---------------  ------------


10     Financial instruments

       The company does not use any derivative financial instruments.

       At September 30, 2005 the carrying value of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values based on the short-term nature of the instruments.

       As of September 30, 2005, marketable securities received on the recovery of mineral properties previously written off by the company are carried at a cost which was written down during the period ended September 30, 2005 by $176,000. During the same period, the company sold the majority of these and other marketable securities (with a carrying value of $2,260,000) for net proceeds of $2,320,352, realizing a net gain of $70,014. The carrying value of the remaining marketable securities is $9,662 at September 30, 2005.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


11 Reconciliation to United States Generally Accepted Accounting Principles ("GAAP")

       The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

          o As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent development costs of the property would be capitalized.

          o Under U.S. GAAP, marketable securities are classified as trading or available for sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available for sale securities are excluded from earnings and recorded as a separate component of shareholders' equity. Carrying values of available for sale securities which are considered impaired are written down and the charge is recognized currently.

       Had the Company followed United States GAAP, certain items in the financial statements would have been reported as follows:



      Statements of Loss and Deficit

                                 For the Three  For the Three    For the Nine       For the Nine     For the Period
                                  Months Ended   Months Ended    Months Ended       Months Ended  from February 16,
                                 September 30,  September 30,   September 30,      September 30,  1983 to September
                                          2005           2004            2005               2004           30, 2005
                              ----------------------------------------------------------------------------------------

Net loss under Canadian GAAP    $  1,404,206     $    424,774     $    72,301      $   1,136,657       $ 46,875,255
Mineral exploration costs
expensed under U.S. GAAP           1,759,910        2,307,947       6,772,089          6,143,116         26,327,542
                               ---------------------------------------------------------------------------------------
Net loss under U.S. GAAP           3,164,116        2,732,721       6,884,390          7,729,773         73,202,797
Change in unrealized gains on
available-for-sale securities         24,061            3,000          24,061             62,000            (16,939)
                               ---------------------------------------------------------------------------------------
Comprehensive loss under U.S.
GAAP                            $  3,188,177     $  2,735,721     $ 6,868,451      $   7,341,773       $ 73,185,858
                               =======================================================================================
Basic and diluted loss per
share, per U.S. GAAP            $       0.07     $       0.06     $      0.15      $        0.16
                               ==================================================================

Weighted average number of
shares outstanding                45,923,597       45,149,933      45,669,085         44,367,416
                               ==================================================================

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
September 30, 2005 (Unaudited)
-------------------------------------------------------------------------------
(expressed in Canadian dollars)



     Balance Sheets
                                                                         September 30,          December 31,
                                                                             2005                   2004
                                                                       ------------------     ----------------
       Total assets under Canadian GAAP                               $      40,703,628      $    40,501,582
       Adjustments to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP                  (26,327,542)         (19,555,454)
        Unrealized gain on available-for-sale securities                         16,939               41,000
                                                                  --------------------------------------------

       Total assets under U.S. GAAP                                   $      14,393,025      $    20,987,128
                                                                  ===========================================


                                                                         September 30,          December 31,
                                                                             2005                   2004
                                                                       ------------------     ----------------
       Shareholders' equity under Canadian GAAP                       $      41,478,838      $    39,755,015
       Adjustments to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP                  (26,327,542)         (19,555,454)
        Unrealized gain on available-for-sale securities                         16,939               41,000
                                                                  --------------------------------------------
       Total shareholders' equity under U.S. GAAP                     $      15,168,235      $    20,240,561
                                                                  ===========================================


      Statements of Cash Flows
                                                                                                              For the Period
                                    For the Three      For the Three    For the Nine       For the Nine        from February
                                     Months Ended       Months Ended    Months Ended       Months Ended         16, 1983 to
                                    September 30,      September 30,    eptember 30,      September 30,       September 30,
                                             2005               2004            2005               2004                2005
                                 ------------------ ------------------  -------------- ------------------ -------------------
       Cash applied to
       operating activities,
       Canadian GAAP             $    (729,764)    $     (160,211)    $  (1,140,899)     $     (230,720)    $  (11,860,964)
       Mineral exploration
       costs incurred in the
       period                       (1,759,910)        (2,307,947)       (6,772,089)         (6,143,116)       (26,327,542)
                                 --------------------------------------------------------------------------------------------
       Cash applied to
       operating activities,
       U.S. GAAP                 $  (2,489,674)    $   (2,468,158)    $  (7,912,988)     $   (6,373,836)    $  (38,188,506)
                                 ============================================================================================

       Cash applied to
       investing activities,
       Canadian GAAP             $    (537,349)    $   (3,064,310)    $  (5,804,310)     $   (7,130,962)    $  (57,736,052)
       Mineral exploration
       costs incurred in the
       period                        1,759,910          2,307,947         6,772,089           6,143,116         26,327,542
                                 --------------------------------------------------------------------------------------------
       Cash applied to
       investing activities,
       U.S. GAAP                 $   1,222,561     $     (756,363)    $     967,779      $     (987,846)    $  (31,408,510)
                                 ============================================================================================

CORRIENTE RESOURCES INC.

(An Exploration Stage Enterprise)

Consolidated Financial Statements
As at December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002

(expressed in Canadian dollars)

MANAGEMENT'S REPONSIBILITY FOR FINANCIAL REPORTING

                                                                 March 22, 2005


The consolidated financial statements of Corriente Resources Inc. have been prepared by management and approved by the Board of Directors. Management of Corriente Resources Inc. is responsible for the preparation, objectivity and integrity of the information contained in these financial statements and other sections of this annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Management maintains the necessary systems of internal controls, policies and procedures to provide assurance that assets are safeguarded and that financial records are reliable and form a proper basis for the preparation of financial statements.

The Board of Directors ensures that management fulfills its responsibilities for financial reporting and internal control through an Audit Committee which is composed of non-management directors. This committee, which reports to the Board of Directors, meets with the independent auditors and reviews the consolidated financial statements.

PricewaterhouseCoopers LLP, the company's auditors, have examined these consolidated statements and their report follows.





"Kenneth R. Shannon"                                 "Darryl F. Jones"
Kenneth R. Shannon                                   Darryl F. Jones
President and C.E.O.                                 Chief Financial Officer

AUDITORS' REPORT

                                                              February 24, 2005
                           (except as to note 13 which is as of March 22, 2005)


To the Shareholders of Corriente Resources Inc.


We have audited the consolidated balance sheets of Corriente Resources Inc. as at December 31, 2004 and 2003 and the consolidated statements of changes in shareholder'equity, loss and deficit and cash flows for each year in the three year period ended December 31, 2004. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2004 and 2003 and the results of its operations, changes in shareholders' equity and its cash flows for each of the years in the three year period ended December 31, 2004in accordance with Canadian generally accepted accounting principles.



"PricewaterhouseCoopers LLP"

Chartered Accountants
Vancouver, BC


Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Balance Sheets
As at December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)



                                                                       2004                  2003
                                                            ---------------     -----------------

Assets

Current assets
Cash and cash equivalents                                 $   12,602,827         $   18,688,029
Marketable securities (note 11)                                  554,000                335,000
Accounts receivable and prepaids                                 153,133                264,918
                                                         -----------------------------------------
                                                              13,309,960             19,287,947

Mineral properties (note 3)                                   25,220,211             16,557,320

Property, plant and equipment (note 4)                           266,749                102,862

Deferred power project costs (note 5)                          1,704,662                      -
                                                         -----------------------------------------
TOTAL ASSETS                                              $   40,501,582         $   35,948,129
                                                         =========================================

Liabilities

Current liabilities
Accounts payable and accrued liabilities (note 7)         $      746,567         $      421,339
                                                         -----------------------------------------


Shareholders' Equity

Share capital (note 6 (b))                                    83,525,397             79,041,187

Options (note 6 (c))                                           1,655,163              1,120,614

Share purchase warrants (note 6 (d))                              96,455                172,927

Contributed surplus                                              930,660                930,660

Deficit accumulated during the exploration stage             (46,452,660)           (45,738,598)
                                                         -----------------------------------------
                                                              39,755,015             35,526,790
                                                         -----------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                $   40,501,582         $   35,948,129
                                                         =========================================

Subsequent events (notes 11 and 13)


Approved by the Board of Directors

"G. Ross McDonald"      Director        "Richard P. Clark"       Director
------------------                      ------------------



     The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2004, 2003 and 2002
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                        Common Shares           Estimated Fair Value                     Defecit
                                   -------------------------   ---------------------                 Accumulated
                                      Number          Share      Options       Share                  During the           Total
                                                    Capital                 Purchase   Contributed   Exploration    Shareholders'
                                                                            Warrants       Surplus         Stage           Equity
                                   -----------------------------------------------------------------------------------------------
Since inception:
Common shares issued for cash      20,291,355  $49,464,927      $     -    $       -    $      -   $          -    $ 49,464,927
Common shares issued for mineral
properties and settlement of debt   6,121,477    6,124,554            -            -           -              -       6,124,554
Fair value of warrants issued               -            -            -    1,002,245           -              -       1,002,245
Net losses since inception                  -            -            -            -           -    (43,810,897)    (43,810,897)
                                   ------------------------------------------------------------------------------------------------


Balance at December 31, 2001       26,412,832   55,589,481            -    1,002,245           -    (43,810,897)     12,780,829

Common shares issued for cash
pursuant to private placements      3,518,517    3,230,339            -            -           -              -       3,230,339
Common shares issued for cash
pursuant to exercise of options       360,000      298,000            -            -           -              -         298,800
Common shares issued for mineral
property interests (note 3)           500,000      430,000            -            -           -              -         430,000
Fair value of warrants
issued (note 6 (d))                         -            -            -      175,213           -              -         175,213
Fair value of warrants
expired (note 6 (d))                        -            -            -     (676,407)    676,407              -               -
Stock based compensation expense
on unexercised vested options               -            -      644,665            -           -               -         644,665
Net loss for the year ended
December 31, 2002                           -            -            -            -           -      (1,245,609)    (1,245,609)
                                   -----------------------------------------------------------------------------------------------

Balance at December 31, 2002       30,791,349   59,548,620      644,665      501,051     676,407     (45,056,506)    16,314,237

Common shares issued for cash
pursuant to private placements      7,750,000   15,959,370            -            -           -              -      15,959,370
Common shares issued for cash
pursuant to exercise of warrants    2,239,946    2,380,513            -            -           -              -       2,380,513
Common shares issued for cash
pursuant to exercise of options       575,000      463,250            -            -           -              -         463,250
Common shares issued for mineral
property interests (note 3)           250,000      232,500            -            -           -              -         232,500
Fair value of warrants issued
(note 6 (d))                                -            -            -       96,455           -              -          96,455
Fair value of options
exercised (note 6 (c))                      -      286,608    (286,608)            -           -              -               -
Fair value of warrants
exercised (note 6 (d))                      -      170,326            -     (170,326)          -              -               -
Fair value of warrants
expired (note 6 (d))                        -            -            -     (254,253)    254,253              -               -
Stock based compensation expense
on unexercised vested options               -            -      762,558            -           -              -         762,558
Net loss for the year ended
December 31, 2003                           -            -            -            -           -       (682,092)       (682,092)
                                   -----------------------------------------------------------------------------------------------

Balance at December 31, 2003       41,606,295   79,041,187    1,120,614      172,927     930,660    (45,738,598)     35,526,791

Common shares issued for cash
pursuant to exercise of warrants    3,500,098    3,928,512            -            -           -              -       3,928,512
Common shares issued for cash
pursuant to exercise of options       315,000      304,350            -            -           -              -         304,350
Fair value of options
exercised (note 6 (c))                      -      174,876    (174,876)            -           -              -               -
Fair value of warrants
exercised (note 6 (d))                      -       76,472            -      (76,472)          -              -               -
Stock based compensation expense
on unexercised vested options               -            -      709,424            -           -              -         709,424
Net loss for the year ended
December 31, 2004                           -            -            -            -           -       (714,062)       (714,062)
                                  ------------------------------------------------------------------------------------------------

Balance at December 31, 2004       45,421,393  $83,525,397   $1,655,163     $ 96,455    $930,660   $(46,452,660)    $39,755,015
                                  ================================================================================================


                        The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Statements of Loss and Deficit
For the years ended December 31, 2004, 2003 and 2002
-------------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)
                                                                For the
                                                            Period from
                                                              Inception
                                                              (February
                                                            16, 1983 to
                                                            December 31,
                                                                   2004)             2004                 2003             2002
                                                           -------------     -------------       --------------   -------------

Exploration
General exploration                                        $   4,146,764     $      8,393        $      42,746    $     210,188
                                                           ----------------------------------------------------------------------

Administration
Stock-based compensation (note6 (c))                           2,116,647          709,424              762,558          644,665
Management fees, wages & benefits                              3,254,645          436,972              395,637          212,387
Investor relations and promotion                               1,166,265          189,486              209,791          100,014
Legal and accounting                                           1,666,905           82,459               91,625           95,696
Travel                                                           655,017           74,053               58,321           48,570
Rent and utilities                                             1,088,642           69,984               40,826           69,835
Printing and shareholder information                             496,559           68,496               31,094           37,936
Insurance                                                        291,159           53,178               43,889           41,890
Office and miscellaneous                                         922,693           33,995               21,730           35,145
Regulatory fees                                                  306,479           26,735               45,758           17,693
Transfer agent fees                                              159,918           18,924               11,386            9,019
Depreciation                                                     225,479           14,304               15,034           17,044
Loss on disposal of capital assets                                52,968                -                    -                -
                                                           ---------------------------------------------------------------------
                                                              12,403,376        1,778,010            1,727,649        1,329,894
                                                           ---------------------------------------------------------------------

Other
Gain on sale of assets (note 3)                               (2,110,711)        (549,000)            (882,261)        (185,964)
Interest income                                               (3,187,744)        (382,237)            (136,738)         (42,276)
Gain on sale of marketable investments                        (1,222,189)        (199,323)            (105,244)               -
Foreign exchange loss                                             25,998           58,219               35,940            5,313
Write-down of mineral properties                              33,387,725                -                    -                -
Write-down of capital assets                                   3,080,392                -                    -                -
Write-down of marketable securities                              374,838                -                    -                -
Gain on sale of subsidiary                                      (335,900)               -                    -                -
Rental income                                                    (71,546)               -                    -          (71,546)
Gain on settlement of debt                                       (26,792)               -                    -                -
Gain on disposal of capital assets                               (11,551)               -                    -                -
                                                           ---------------------------------------------------------------------
                                                              29,902,520       (1,072,341)          (1,088,303)        (294,473)
                                                           ---------------------------------------------------------------------

Loss for the period                                           46,452,660          714,062              682,092        1,245,609

Deficit beginning of period                                            -       45,738,598           45,056,506       43,810,897
                                                           --------------------------------------------------------------------
Deficit end of period                                      $  46,452,660     $ 46,452,660        $  45,738,598     $ 45,056,506
                                                           ====================================================================
Basic and diluted loss per share                                             $       0.02        $        0.02     $       0.04
                                                                            ===================================================

Weighted average number of shares outstanding                                  44,594,782           33,666,622       29,510,264
                                                                            ===================================================


                        The accompanying notes are an integral part of these consolidated financial statements.


Corriente Resources Inc.
(an exploration stage enterprise)
Consolidated Statements of Cash Flows
For the years ended December 31, 2004, 2003 and 2002
-----------------------------------------------------------------------------------------------------------------------------
(expressed in Canadian dollars)

                                                                 For the
                                                                  Period
                                                                    from
                                                               Inception
                                                               (February
                                                                16, 1983
                                                                      to
                                                                December
                                                               31, 2004)            2004             2003              2002
                                                         ---------------------------------------------------------------------

 Cash flows from (applied to) operating activities
 Loss for the year                                          $  (46,452,660) $   (714,062)    $   (682,092)    $ (1,245,609)
 Items not affecting cash
            Stock-based compensation                             2,116,647       709,424          762,558          644,665
            Shares received on sale of assets                   (1,372,486)     (549,000)        (330,000)               -
            Gain on sale of marketable securities               (1,222,189)     (199,323)        (105,244)               -
            Depreciation                                           225,479        14,304           15,034           17,044
            General exploration                                     40,550             -                -           24,023
            Write-down of mineral properties                    33,387,725             -                -                -
            Write-down of capital assets                         3,080,392             -                -                -
            Write-down of marketable securities                    374,838             -                -                -
            Gain on sale of subsidiary                             (65,000)            -                -                -
            Foreign exchange loss on deposit                        50,528             -                -                -
            Loss on disposal of capital assets                      41,417             -                -                -

 Changes in non-cash working capital
            Accounts receivable and prepaids                       (81,332)      111,785         (192,511)         (14,378)
            Accounts payable and accrued liabilities              (843,974)      325,229          286,524               86
                                                         ---------------------------------------------------------------------

                                                               (10,720,065)     (301,643)        (245,731)        (574,169)
                                                         ---------------------------------------------------------------------

 Cash flows from (applied to) investing activities
 Mineral property costs                                        (50,464,986)   (8,627,262)      (1,511,358)      (1,783,565)
 Deferred power project costs                                   (1,704,662)   (1,704,662)               -                -
 Proceeds from sale of marketable securities                     1,903,075       529,323          117,244                -
 Refund of deposit                                                 222,634             -                -                -
 Payments to acquire property, plant and equipment              (1,887,495)     (213,820)         (76,288)         (10,414)
                                                         ---------------------------------------------------------------------

                                                               (51,931,434)  (10,016,421)      (1,470,402)      (1,793,979)
                                                         ---------------------------------------------------------------------

 Cash flows from financing activities
 Proceeds from issuance of share capital,
    net of issue  costs                                        77,212,074      4,232,862       18,803,133        3,529,139
 Repayment of long-term debt                                   (1,684,586)             -                -                -
 Deposit                                                         (273,162)             -                -                -
                                                         ---------------------------------------------------------------------

                                                                75,254,326     4,232,862       18,803,133        3,529,139
                                                         ---------------------------------------------------------------------

 Increase (decrease) in cash and cash equivalents               12,602,827    (6,085,202)      17,087,000        1,160,991

 Cash and cash equivalents - beginning of period                         -    18,688,029        1,601,029          440,038
                                                         ---------------------------------------------------------------------

 Cash and cash equivalents - end of period                  $   12,602,827  $ 12,602,827     $ 18,688,029     $  1,601,029
                                                         =====================================================================


------------------------------------------------------------------------------------------------------------------------------
Supplemental cash flow information (note 10)


                     The accompanying notes are an integral part of these consolidated financial statements.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


1     Nature of operations

      Corriente Resources Inc. and its subsidiaries (collectively, "Corriente" or "the company") are engaged in the exploration and development of mineral properties primarily in Ecuador, South America. The company considers itself to be an exploration and development stage company.

      The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration and development programs will result in profitable mining operations. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the company to obtain financing to complete their development and future profitable operations or sale of the properties.

2     Significant accounting policies

      Basis of presentation

      These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada which as described in note 12, differ in certain respects from accounting principles generally accepted in the United States of America.

      Basis of consolidation

      The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, Corriente Resources Inc. (Cayman), CTQ Management Inc., Ecuacorriente S.A. (Ecuador), Minera Panantza B.V. (Netherlands) and Minera Curigem S.A. (Ecuador).

      Mineral properties

      The Company capitalizes all costs related to investments in mineral property interests on a property-by-property basis. Such costs include mineral property acquisition costs and exploration expenditures. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights allowed to lapse.

      All deferred mineral property expenditures are reviewed, on a property-by-property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

      The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

      These costs are depleted over the useful lives of the properties upon commencement of commercial production

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

      or written off if the properties are abandoned or the claims allowed to lapse.

      Although the Company has taken steps to verify the title to mineral properties in which it has an option to acquire, these procedures do not guarantee that the titles are without defects. Property title may be subject to unregistered prior agreements, transfers or claims of ownership by third parties.

      Property, plant and equipment

      Depreciation of vehicles, furniture, computer, field and communications equipment is provided on a declining-balance basis over their estimated useful lives at annual rates between 20% and 30%. Leasehold improvements are depreciated on a straight-line basis over the term of the lease.

      Assets under construction or development are recorded as deferred (capitalized) costs or construction in progress until they are operational and available for use, at which time they are transferred to property, plant and equipment.

      General exploration

      General exploration expenses, including the cost of evaluating potential projects, are charged to operations as incurred.

      Cash and cash equivalents

      Cash and cash equivalents comprise cash and deposits with a term to maturity at the date of purchase of 90 days or less.

      Marketable securities

      Marketable securities are carried at the lower of cost and quoted market value.

      Foreign currency translation

      The company's subsidiaries are considered integrated foreign operations and are translated using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period, except for depreciation which is translated at the same rate as the assets to which they relate to. Translation gains and losses are reflected in loss for the year.

      Income taxes

      Income taxes are calculated using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax asset and liabilities are measured using tax rates and laws that are expected to apply when the temporary differences are expected to reverse. Assets are recognized only to the extent it is more likely than not that they will be realized.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


      Loss per share

      Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The effect of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

      Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Significant estimates that involve highly subjective assumptions by management include the company's estimate of stock-based compensation expense and its assessment of possible impairment of its mineral properties. Actual results could differ from those reported.

      Stock-based compensation plan

      The company has a stock-based compensation plan as described in note 6
      (c).

      The company applies the fair value method of accounting for all stock options granted. Under this method, stock-based compensation on options granted to employees, directors and consultants is recorded as an expense in the period the options are vested, based on the estimated fair value at the measurement date using the Black-Scholes Option Pricing Model.

      Asset Retirement Obligations

      On January 1, 2004, the Company adopted the new accounting standard for asset retirement obligations, Canadian Institute of Chartered Accountants ("CICA") Section 3110. The standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.

      There is no material impact on the consolidated financial statements resulting from the adoption of Section 3110 either in the current or prior periods presented.

3     Mineral properties

      Corriente Copper Belt, Ecuador

      Under various agreements signed with certain Ecuadorian subsidiaries of BHP Billiton LLC ("BHP Billiton"), the company has earned a 100% interest in BHP Billiton's resource properties located in the Rio Zamora copper porphyry district (Corriente Copper Belt), in Ecuador. This required the issue of shares to BHP Billiton and the expenditure of exploration funds under the terms of these agreements. Additionally, these resource properties are subject to a 2% Net Smelter Royalty ("NSR") payable to BHP Billiton, though the company has the option to reduce the NSR to 1% for the Mirador/Mirador Norte, Panantza and San Carlos resource properties upon the payment of US$2 million to BHP Billiton.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

      During 2004, J. David Lowell exercised his option to acquire the company's interest in the Warintza resource concession in exchange for his 10% interest in Corriente's interests in the remaining concessions in the Corriente Copper Belt. As a result, the company has complete ownership of its Corriente Copper Belt resource properties. Mineral property costs associated with Warintza property in the amount of $2,461,946 have been re-allocated to the company's other Corriente Copper Belt resource properties.

      Following is a summary of the company's deferred mineral property expenditures.


      Corriente Copper Belt                     Mirador/                             San
                                              Mirador Norte       Other(1)          Carlos         Panantza           Total
                                             ----------------------------------------------------------------------------------
      Balance December 31, 2001               $    7,349,232     $  2,817,205    $        -    $    2,082,282     $   12,248,719
      Property acquisition                           383,473          146,998             -           108,650            639,121
      Deferred exploration and
      development costs                            1,075,399          412,236             -           304,697          1,792,332
                                              ----------------------------------------------------------------------------------

      Balance December 31, 2002                    8,808,104        3,376,439             -         2,495,629         14,680,172
      Property acquisition                           200,524          329,260         6,931            13,149            549,864
      Deferred exploration and
      development costs                              941,449          298,431        37,480            49,924          1,327,284
                                              ----------------------------------------------------------------------------------
      Balance December 31, 2003                    9,950,077        4,004,130        44,411         2,558,702         16,557,320
      Property acquisition                           493,112                -         2,590             2,719            498,421
      Deferred exploration and
      development costs and re-allocation          9,441,051       (2,212,255)       17,917           917,757          8,164,470
                                              ----------------------------------------------------------------------------------
      Balance December 31, 2004               $   19,884,240     $  1,791,875   $    64,918    $    3,479,178$       $25,220,211
                                              ==================================================================================

      (1) - comprised of the La Florida, San Luis, San Marcos, San Miguel, Sutzu and Trinidad copper and copper-gold exploration targets in the Corriente Copper Belt


      Other

      In 2003, the company sold its shares of its wholly-owned subsidiaries, Corriente Argentina Inc. (Cayman) and Corriente Argentina S.A. (Argentina), including its 100% interest in the Taca-Taca property in Argentina. To December 31, 2004, the company received $69,740 (US$ 50,000) and 200,000 shares of which 100,000 shares were sold in the prior year, with the balance of 100,000 shares, which were received October 7, 2004 and recorded at a value of $549,000, being held pending expiry of the related regulatory hold period on the sale or

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

      transfer of these shares. Over five years from the date of the agreement, the company was scheduled to receive a total of US$1,150,000 and 300,000 shares of the purchaser, which was amended as set out in note 13. Additionally, the purchaser is obligated to pay the company US$ 1,000,000 upon the Taca-Taca property achieving commercial production. As the collectibility of the consideration is not reasonably assured, the foregoing payments are recorded when received.

      The Polymet plant site in Bolivia (which was previously written off in 1998) was sold during 2003. The company received full consideration, totalling $482,521, from the purchaser during 2003.

      Corriente continues to review joint venture projects that are offered under the terms of the December, 2001 Global Exploration Alliance ("Exploration Alliance") with BHP Billiton. To keep the Exploration Alliance agreement in good standing, Corriente has agreed to allocate US$500,000 in exploration funds for future planned Exploration Alliance joint venture expenditures.

4     Property, plant and equipment

                                                                   2004                                      2003
                                 -----------------------------------------   --------------------------------------
                                              Accumulated                                 Accumulated
                                     Cost    Depreciation           Net           Cost   Depreciation         Net
                                        $               $             $              $              $           $
                                 -----------------------------------------   ---------------------------------------
        Office furniture and
              equipment             67,832         53,432         14,400         66,848         52,285      14,563
        Computer equipment         191,058        143,482         47,576        167,128        128,907      38,221
        Field equipment             38,576         12,717         25,859         14,437         13,348       1,089
        Vehicles                   220,560         55,333        165,227         69,361         21,248      48,113
        Communications equipment    18,284          4,597         13,687          4,715          3,839         876
                                 -----------------------------------------------------------------------------------
                                   536,310        269,561        266,749        322,489        219,627     102,862
                                 ===================================================================================

5     Deferred power project costs

      Hidrelgen, S.A., an associated company of Caminosca Caminos y Canales C. Limitada (collectively "Caminosca") and the company have entered into a joint venture Agreement (the "Agreeement") to develop, construct, and operate a 30 megawatt hydroelectric generation facility with the associated switchgear and transmission lines on the Sabanilla River (the "Project"), to supply power to the company's planned Mirador copper mine.

      Under the terms of the Agreement, the parties are responsible as follows:

      a) Caminosca will contribute the results of all of the engineering design, environmental and other studies that it has done as well as any assets and rights obtained by Caminosca with respect to the Project. Additionally, Caminosca will contribute the services necessary to provide any required completion guarantees associated with the financing of the Project. The value of Caminosca's contributions has been fixed at US$ 2,450,000. Caminosca will have an initial 18.22% interest in the Project;

      b) Corriente is responsible for arranging for the equity and/or debt financing of the construction and completion of the Project and required completion guarantees. Additionally, should the company not fulfill or arrange for its required contributions by June 30, 2005 (as amended), the company will lose all interest

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

            in the Project and will pay a US$ 122,500 withdrawal fee to Caminosca. The company will have an initial 81.78% interest in the Project.

      The parties' ownership percentages will be subject to adjustment based on the actual contributions made by them. Provided that the company completes its contribution commitments, the company has an exclusive option to purchase from Caminosca all of its rights, title and interests in the Project. The option exercise period expires 5 years from the date of commencement of commercial power production from the Project.

      To December 31, 2004, the company has contributed $1,704,662 to fund the Project's pre-development activities.

6     Share capital

      a) Authorized
         100,000,000 common shares without par value

      b) Issued

         On March 8, 2002 the company completed a brokered private placement of 2,777,777 units at a price of $0.90 per unit for proceeds of $2,499,999 before issue costs, including commission, of $269,659. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.00 on or before March 8, 2004. The company paid a cash commission of $175,000 and issued 277,777 agent's warrants entitling the agent to purchase one common share at a price of $0.90 on or before March 8, 2004.

         The completion of the above private placement was a condition to the closing of a further $999,999 private placement to Billiton. Under the terms of a subscription agreement made as of December 11, 2001 the company had agreed to issue to Billiton 740,740 units, each consisting of one common share and one common share purchase warrant, with an aggregate purchase price of $999,999. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.35 on or before May 22, 2004. The funds were placed in escrow for this private placement on March 25, 2002 and subsequently released on shareholder approval at the company's annual general meeting on May 22, 2002.

         On February 7, 2003 the company completed a non-brokered private placement of 1,000,000 units at a price of $1.00 per unit for proceeds of $1.0 million before issue costs of $6,250. Each unit issued comprised one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at a price of $1.10 on or before February 7, 2005. All of these warrants were exercised before the expiry date.

         On October 9, 2003, the company completed a non-brokered private placement of 2,000,000 common shares at a price of $1.95 per share for proceeds of $3.9 million.

         On November 5, 2003, the company completed a brokered private placement of 4,750,000 units at a price of $2.50 per unit for proceeds of $11.875 million before issue costs of $809,381. Each unit issued comprised one common share and one-quarter of one common share purchase warrant. Each whole share purchase warrant will be exercisable at a price of $3.00 for a period of 18 months, subject to the right of

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

         the company to accelerate the expiry of the warrants if the company's common shares trade above $4.00 for twenty consecutive trading days, in any period after March 8, 2004.

      c) Stock options

         The company has a stock option plan whereby the company may grant options to its directors, officers, employees and consultants of up to a total of 6,524,830 common shares (of which 2,390,000 are outstanding and 3,071,000 have been exercised since the inception of the company's stock option plan in 1996, leaving 1,063,830 available for grant). The exercise price of each option is determined in accordance with the company's stock option plan. The option term and vesting period is determined by the Board of Directors, within regulatory guidelines.

                                                            2004                        2003                          2002
                                        ---------------------------- ---------------------------- --------------------------
                                                        Weighted                    Weighted                      Weighted
                                                         average                     average                       average
                                            Number of   exercise     Number of      exercise        Number of     exercise
                                              Shares       price        shares        price           shares        price

            Options outstanding -
               Beginning of year            2,190,000   $   0.96      2,490,000     $    1.65      1,760,000     $    1.98
            Granted                           515,000       3.33      1,530,000          0.98      1,235,000          0.85
            Exercised                        (315,000)      0.97       (575,000)         0.81       (360,000)         0.83
            Terminated                              -          -       (150,000)         1.95              -             -
            Expired                                 -          -     (1,105,000)         2.50       (145,000)         0.84
                                        ------------------------------------------------------------------------------------
            Options outstanding -
               End of year                  2,390,000   $   1.46      2,190,000     $    0.96      2,490,000     $    1.65
                                        ====================================================================================

            Options outstanding and
               exercisable - End of
               year                         2,177,500   $   1.28      2,190,000     $    0.96      2,490,000     $    1.65
                                        ====================================================================================

      During the year ended December 31, 2004 the company has recorded the estimated fair value of the 515,000 (2003 - 1,530,000, 2002 - 1,235,000)
      options granted as stock-based compensation expense of $709,424
      (2003 - $762,558, 2002 - $644,665). This fair value is estimated using the Black-Scholes Option Pricing Model with the following assumptions.

                                          2004             2003           2002
                                     ------------  -------------- --------------
      Risk-free interest rate         2.71-3.71%     3.05-3.78%     3.66-4.33%
      Expected dividend yield                 -              -              -
      Expected stock price volatility     67-72%         66-81%         92-95%
      Expected option life in years           3              3              3


      Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the company's stock options.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

           The fair value assigned to the stock options exercised during the years ended December 31, 2004 and 2003 was credited to share capital.

                                                                  Exercise                              Assigned Fair
                                                     Number of       Price                                      Value
                                                       options           $    Expiry dates                          $
                                               ---------------- -----------  ------------------------ ----------------

            Balance - December 31, 2001             1,760,000                                                        -
                                               ---------------                                        ----------------

               Exercised                             (360,000)          0.83   June 7, 2002                          -
               Expired                                (45,000)          0.83   June 7, 2002                          -
               Expired                               (100,000)          0.85   October 18, 2002                      -
               Granted                                700,000           0.79   January 9, 2005                 343,672
               Granted                                100,000           1.02   March 11, 2005                   62,449
               Granted                                435,000           0.91   June 6, 2005                    238,544
                                               ---------------                                        ----------------
                                                      730,000                                                  644,665
                                               ---------------                                        ----------------
            Balance - December 31, 2002             2,490,000                                                  644,665
                                               ---------------                                        -----------------

               Exercised                             (500,000)          0.79   January 9, 2005                (245,481)
               Exercised                              (75,000)          0.91   June 6, 2005                    (41,128)
               Expired                               (775,000)          3.00   April 7, 2003                         -
               Expired                               (330,000)          1.33   August 29, 2003                       -
               Terminated                            (150,000)          1.95   March 9, 2004                         -
               Granted                                 25,000           1.14   March 5, 2006                    15,903
               Granted                                695,000           0.90   May 28, 2006                    305,432
               Granted                                480,000           0.89   July 28, 2006                   224,802
               Granted                                330,000           1.28   September 10, 2006              216,421
                                               ---------------                                        -----------------
                                                     (300,000)                                                 475,949
                                               ---------------                                        -----------------
            Balance - December 31, 2003             2,190,000                                                1,120,614
                                               ------------------                                     -----------------

               Exercised                             (100,000)          1.02   March 11, 2005                  (62,449)
               Exercised                             (125,000)          0.91   June 6, 2005                    (68,547)
               Exercised                              (70,000)          0.90   May 28, 2006                    (30,763)
               Exercised                              (20,000)          1.28   September 10, 2006              (13,116)
               Granted                                275,000           3.32   February 9, 2007                411,702
               Granted                                100,000           3.16   June 1, 2007                    155,528
               Granted                                100,000           3.55   July 21, 2007                    78,689
               Granted                                 40,000           3.25   September 28, 2007               63,505
                                               ------------------                                     -----------------
                                                      200,000                                                  534,549
                                               ------------------                                     -----------------
            Balance - December 31, 2004             2,390,000                                                1,655,163
                                               ========================================================================

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)


The following table summarizes information about stock options outstanding and exercisable at December 31, 2004:

   Exercise                Options           Remaining                 Options
     prices         outstanding at    contractual life         outstanding and
                 December 31, 2004             (years)          exercisable at
                                                             December 31, 2004
-------------------------------------------------------------------------------
 $     3.55                100,000                 2.6                  25,000
       3.32                275,000                 2.1                 137,500
       3.25                 40,000                 2.7                  40,000
       3.16                100,000                 2.4                 100,000
       1.28                310,000                 1.7                 310,000
       1.14                 25,000                 1.2                  25,000
       0.91                235,000                 0.4                 235,000
       0.90                625,000                 1.4                 625,000
       0.89                480,000                 1.6                 480,000
       0.79                200,000                 0.8                 200,000
-------------------------------------------------------------------------------
                         2,390,000                 1.5               2,177,500
===============================================================================

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

d) Share purchase warrants

                                                             Exercise                             Assigned Fair
                                               Number of        Price                                     Value
                                                warrants            $  Expiry dates                           $
                                         ---------------- -----------  ------------------------ ----------------

      Balance - December 31, 2001            1,250,000                                              1,002,245
                                         ----------------                                       ----------------

         Expired                              (250,000)          3.20  April 20, 2002                (483,634)
         Expired                              (250,000)          0.80  November 22, 2002             (192,773)
         Issued                              2,777,777           1.00  March 8, 2004                        -
         Issued                                277,777           0.90  March 8, 2004                        -
         Issued                                740,740           1.35  May 22, 2004                         -
         Issued                                250,000           0.80  May 29, 2004                    98,741
         Issued                                250,000           0.80  November 29, 2004               76,472
                                         ----------------                                       ----------------

                                             3,796,294                                               (501,194)
                                         ----------------                                       ----------------

      Balance - December 31, 2002            5,046,294                                                501,051
                                         ------------------                                     -----------------

         Issued                              1,000,000           1.10  February 7, 2005                     -
         Issued                                250,000           0.80  May 29, 2005                    96,455
         Issued                              1,187,498           3.00  May 5, 2005                          -
         Exercised                            (250,000)          0.80                                 (98,741)
         Exercised                            (250,000)          0.80                                 (71,585)
         Exercised                            (812,289)          1.00                                       -
         Exercised                            (186,917)          0.90                                       -
         Exercised                            (740,740)          1.35                                       -
         Expired                              (250,000)          0.80  April 20, 2003                 (60,472)
         Expired                              (250,000)          0.80  May 29, 2003                  (193,781)
                                         ------------------                                     -----------------

                                              (302,448)                                              (328,124)
                                         ------------------                                     -----------------

      Balance - December 31, 2003            4,743,846                                                172,927
                                         ------------------                                     -----------------

         Exercised                          (1,965,488)          1.00                                       -
         Exercised                             (90,860)          0.90                                       -
         Exercised                          (1,000,000)          1.10                                       -
         Exercised                            (193,750)          3.00                                       -
         Exercised                            (250,000)          0.80                                 (76,472)
                                         ------------------                                     -----------------

                                            (3,500,098)                                               (76,472)
                                         ------------------                                     -----------------

      Balance - December 31, 2004            1,243,748                                                 96,455
                                         ========================================================================

No share purchase warrants were issued in 2004.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

           The fair value assigned to the share purchase warrants exercised during the years ended December 31, 2003 and 2004 was credited to share capital. The fair value assigned to the share purchase warrants that expired during the years ended December 31, 2003 and 2002 was credited to contributed surplus.


                    Exercise             Warrants          Average
                      prices      outstanding and        remaining
                                   exercisable at      contractual
                                December 31, 2004     life (years)
           --------------------------------------------------------

              $         3.00              993,748              0.3
                        0.80              250,000              0.4
           --------------------------------------------------------
                                        1,243,748              0.4
           ========================================================


7     Related party transactions and balances

a) Included in management fees, wages and benefits and in mineral properties and investor relations are expenditures of $213,983 (2003
           - $263,088, 2002 - $36,000), $352,513 (2003 - $127,067, 2002 -
           $136,700) and $100,000 (2003 - $36,000, 2002 - $Nil), respectively, for the year ended December 31, 2004 in respect of administrative and technical services provided by employed officers and companies affiliated through common officers. At December 31, 2004, $1,538 (2003 - $242,978, 2002 - $14,300) was due to these companies.

b) During the year ended December 31, 2004, the company incurred independent directors' fees of $51,300 (2003 and 2002 - $Nil) of which $12,700 is included in amounts due to related parties at December 31, 2004. All amounts due are non-interest bearing.

c) During the year ended December 31, 2004, $Nil (2003 - $Nil, 2002 - $2,520) in fees was paid to an independent director for project management and general exploration. This amount was included in management fees and mineral property costs.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

8     Income taxes

      The reconciliation of income taxes attributable to continuing operations computed at statutory rates to the income tax expense/(recovery) is as follows:

                                                            2004           2003         2002
                                                     ------------------------------------------
                                                          35.62%         37.62%       39.62%

      Income tax benefit computed at Canadian
           statutory rates                             $(254,349)     $(256,603)   $(493,510)
      Benefit of foreign tax losses not recognized      (263,662)      (364,698)     179,176
      Unrecognized tax losses                            261,857        333,195      313,235
      Non-deductible differences                         256,154        288,106        1,099
                                                     ------------------------------------------

                                                       $       -      $     -      $       -
                                                     ==========================================



      The significant components of the company's future income tax assets are as follows:

                                                           2004             2003              2002
                                                ----------------------------------------------------

     Future income tax assets
        Net tax losses carried forward           $    1,798,535    $   1,632,789     $  1,414,195
        Resource pools                                2,836,521        3,341,539        3,707,707
        Temporary differences on capital assets          68,945           63,850           65,064
                                                ----------------------------------------------------

                                                      4,704,001        5,038,178        5,186,966
        Valuation allowance                          (4,704,001)      (5,038,178)      (5,186,966)
                                                ----------------------------------------------------

                                                 $            -    $           -     $          -
                                                ====================================================

      At December 31, 2004, the company has Canadian losses for tax purposes of approximately $5,049,000 which expire on various dates to 2014 and other Canadian resource tax pools in the aggregate of $15,757,000 which are without expiry.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

9     Segmented information

      The company operates within a single operating segment, which is mineral exploration. The company's mineral property interests are primarily in South America, as set out in note 3. Geographic segmentation of property, plant and equipment and mineral properties is as follows:

                                       2004                                           2003
                ----------------------------------------------------  ----------------------------------
                   Property,          Deferred                           Property,
                   plant and     power project           Mineral         plant and           Mineral
                   equipment             costs        properties         equipment        properties

       Canada    $      43,583     $           -   $            -        $   38,256    $            -
       Ecuador         223,166         1,704,662       25,220,211            64,606        16,557,320
                ---------------------------------------------------------------------------------------

                 $     266,749     $   1,704,662   $  $25,220,211        $  102,862    $   16,557,320
                =======================================================================================


10    Supplemental cash flow information

      During the year ended December 31, 2004, the company received interest earned on cash and short-term investments of $415,804 (2003 - $90,733, 2002 - $29,496).

      Cash and cash equivalents at December 31 comprise the following:

                                                 2004            2003           2002
                                              ----------    ------------    ------------
      Cash on hand and balances with banks    $    178,997   $    184,094     $   192,858
      Short-term investments                    12,423,830     18,503,935       1,408,171
                                              -------------------------------------------

                                              $ 12,602,827   $ 18,688,029     $ 1,601,029
                                              ===========================================

      During the years ended December 31, 2004, 2003 and 2002, the company conducted non-cash operating, investing and financing activities as follows:

                                                                            2004             2003              2002
                                                                     --------------    ---------------   ---------------
         Mineral properties - non-cash deferred exploration            $ (35,630)       $  (25,019)        $ (42,675)
         Mineral properties - non-cash acquisition payments                    -          (328,955)         (605,213)
         Marketable securities received from sale of subsidiary
              company                                                    549,000           330,000                 -
         Property, plant & equipment to settle general exploration
              costs                                                            -                 -           (24,023)
         Shares issued for mineral property acquisition costs                  -           232,500           430,000
         Share purchase warrants issued for mineral property
              acquisition costs                                                -            96,455           175,213

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

11    Financial instruments

      The company does not use any derivative financial instruments. At December 31, 2004 the carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short-term nature of the instruments.

      As of December 31, 2004 marketable securities held by the company, carried at a cost of $554,000 (2003 - $335,000), had a quoted market value of $595,000 (2003 - $407,000). After December 31, 2004, all of
      these marketable securities were sold for total proceeds of $819,318.

12 Reconciliation to United States Generally Accepted Accounting Principles ("GAAP")

      The consolidated financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States GAAP. Significant measurement differences that materially affect these consolidated financial statements are as follows:

         o As described in Note 2, Canadian GAAP allows for the deferral of exploration expenditures. Under United States GAAP, the Company expenses, as incurred, exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study has been prepared, subsequent development costs of the property would be capitalized.

         o Under U.S. GAAP, marketable securities are classified as trading or available for sale. Gains and losses on trading securities are recognized currently, whether or not realized. Securities are carried on the balance sheet at their fair value and unrealized gains and losses on available for sale securities are excluded from earnings and recorded as a separate component of shareholders' equity. Carrying value of available for sale securities which are considered impaired are written down and the charge is recognized currently.

      Had the Company followed United States GAAP, certain items in the financial statements would have been reported as follows:

      Statements of Loss and Deficit

                                                                                 Years Ended December 31,
                                                                  -------------------------------------------------
                                                                          2004               2003             2002
                                                                  ----------------   --------------- --------------
       Net loss under Canadian GAAP                                $      714,062     $      682,092   $  1,245,609
       Mineral exploration costs expensed under U.S. GAAP               8,164,470          1,327,284      1,792,332
                                                                  --------------------------------------------------

       Net loss under U.S. GAAP                                         8,878,532          2,009,376      3,037,941
       Change in unrealized gain on available-for-sale securities          31,000             16,500       (83,500)
                                                                  --------------------------------------------------

       Comprehensive loss under U.S. GAAP                          $    8,909,532     $    2,025,876   $  2,954,441
                                                                  ==================================================

       Basic and diluted loss per share, per U.S. GAAP             $         0.20     $         0.06   $       0.10
                                                                  ==================================================

       Weighted average number of shares outstanding                   44,594,782         33,666,622     29,510,264
                                                                  ==================================================

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

      Balance Sheets
                                                                                2004                   2003
                                                                    ------------------     ------------------
       Total assets under Canadian GAAP                            $      40,501,582      $      35,948,129
       Adjustments to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP               (19,555,454)           (11,390,984)
        Unrealized gain on available-for-sale securities                      41,000                 72,000
                                                                  -------------------------------------------

       Total assets under U.S. GAAP                                $      20,987,126      $      24,629,145
                                                                  ===========================================

                                                                                2004                   2003
                                                                    ------------------     ------------------

       Shareholders' equity under Canadian GAAP                    $      39,755,015      $      35,526,790
       Adjustments to reconcile U.S. GAAP
        Mineral exploration costs expensed under U.S. GAAP               (19,555,454)           (11,390,984)
        Unrealized gain on available-for-sale securities                      41,000                 72,000
                                                                  -------------------------------------------

       Total shareholders' equity under U.S. GAAP                  $      20,240,561      $      24,207,806
                                                                  ===========================================

      Statements of Cash Flows
                                                                                  Years Ended December 31,
                                                               ----------------------------------------------------------
                                                                            2004                2003                 2002
                                                               -----------------  ------------------  -------------------

       Cash applied to operating activities, Canadian GAAP      $       (301,643)     $    (245,731)      $     (574,169)

       Mineral exploration costs incurred in the year                 (8,164,470)        (1,327,284)          (1,792,332)
                                                               -----------------------------------------------------------

       Cash applied to operating activities, U.S. GAAP          $     (8,466,113)     $  (1,573,015)      $   (2,366,501)
                                                               ============================================================


       Cash applied to investing activities, Canadian GAAP      $     (10,016,421)    $  (1,470,402)      $   (1,793,979)
       Mineral exploration costs incurred in the year                   8,164,470         1,327,284            1,792,332
                                                               ------------------------------------------------------------

       Cash applied to investing activities, U.S. GAAP          $      (1,851,951)    $    (143,118)      $       (1,647)
                                                               ============================================================


      Recent Accounting Pronouncements


      In December 2004, the FASB issued SFAS 153, "Exchanges of Non-Monetary Assets", an amendment of Accounting Principles Board ("APB 29"). This statement amends APB 29, which is based on the principle that exchanges of non-monetary assets should be measured at the fair value of the assets exchanged with certain exceptions. SFAS 153 eliminates the exception for non-monetary exchanges of similar productive assets and

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

      replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning on or after June 15, 2005.

      In December 2004, the FASB issued SFAS 123R, "Accounting for Stock-based Compensation". This statement supersedes APB 25 and eliminates the option to use the intrinsic value method for valuing stock-based compensation The company has determined that this standard will not have a significant impact on its financial statements as the company began expensing the fair value of stock options granted since January 1, 2002.

      The Emerging Issues Task Force ("EITF") formed a committee ("Committee") to evaluate certain mining industry accounting issues, including issues arising from the application of SFAS No. 141, "Business Combinations" ("SFAS No. 141 ") and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142") to business combinations within the mining industry, accounting for goodwill and other intangibles and the capitalization of costs after the commencement of production, including deferred stripping. The issues discussed also included whether mineral interests conveyed by leases represent tangible or intangible assets and the amortization of such assets.

      The EITF reached a consensus, subject to ratification by the FASB, that mineral interests conveyed by leases should be considered tangible assets. The EITF also reached a consensus, subject to ratification by the FASB, on other mining related issues involving impairment and business combinations.

      The FASB also issued a FSP amending SFAS No. 141 and SFAS No. 142 to provide that certain mineral use rights are considered tangible assets and that mineral use rights should be accounted for based on their substance. The FSP is effective for the first reporting period beginning after April 29, 2004, with early adoption permitted. This FSP did not have an impact on the Company's financial statements.

      In March 2005, FIN 47 was introduced which relates to the accounting for a legal obligation to perform an asset retirement activity, when the timing or method of settlement are conditional on a future event, which may not be within the control of the entity. FIN 47 requires recognition of a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 31, 2005. This is not expected to have an impact on our financial statements.

      FAS 154 was also introduced which relates to the accounting for and reporting of a change in accounting principle and applies to all voluntary changes in accounting principles. The reporting of corrections of an error by restating previously issued financial statements is also addressed by this statement. FAS 154 applies to pronouncements in the event they do not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. FAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless the period specific effects or cumulative effects of an accounting change are impracticable to determine, in which case the new accounting principle is required to be applied to the assets and liabilities as of the earliest period practicable, with a corresponding adjustment made to opening retained earnings. Prior to FAS 154, most accounting changes were recorded effective at the beginning of the year of change, with the cumulative effect at the beginning of the year of change recorded as a charge or credit to earnings in the period a change was adopted. FAS 154 will be effective for accounting changes and corrections of errors beginning in 2006. FAS 154 does not change the transition provisions of any existing accounting pronouncements, including those that are in the transition phase as of the effective date of FAS 154.

Corriente Resources Inc.
(an exploration stage enterprise)
Notes to Consolidated Financial Statements
December 31, 2004 and 2003
-------------------------------------------------------------------------------
(expressed in Canadian dollars)

13    Subsequent events

      On March 11, 2005 the company received 100,000 shares from the purchaser of the company's Taca-Taca property in advance of the required October 2005 delivery date (see note 3). On March 22, 2005, the company and the purchaser executed an amending agreement whereby the purchase price of the Taca-Taca property was changed to US$ 50,000 and 400,000 shares of the purchaser. Coincident with this amendment, the company received 100,000 shares of the purchaser, which represents the balance of any purchase consideration owing to the company by the purchaser. The 200,000 shares are subject to a regulatory hold period which expires in July 2005. As of March 22, 2005, these shares had a quoted market value of $1,864,000.